BNNANO, INC.

Unaudited Financial Statements For The Years Ended December 31, 2020 and 2019



Independent Accountant's Review Report

To Management
BNNano, Inc.
Cary, North Carolina

We have reviewed the accompanying balance sheet of BNNano, Inc. as of December 31, 2020 and 2019, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 2, 2021

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

BNNANO, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 196,434	$ 235,061
TOTAL CURRENT ASSETS	196,434	235,061
NON-CURRENT ASSETS		
Security Deposit	1,500	1,500
Patent	23,843	12,672
Equipment	482,607	476,647
Accumulated Depreciation	(415,131)	(370,147)
TOTAL NON-CURRENT ASSETS	92,819	120,672
TOTAL ASSETS	289,253	355,732
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Credit Card Debt	23,483	24,695
Note Payable, Current	44,231	2,693
Loan Fee	(6,086)	(429)
TOTAL CURRENT LIABILITIES	61,628	26,959
NON-CURRENT LIABILITIES		
SAFE Notes	1,465,000	1,270,000
PPP Loan	61,800	-
TOTAL LIABILITIES	1,588,428	1,296,959
SHAREHOLDERS' EQUITY		
Common Stock (100,000,000 shares authorized; 11,769,238 issued; no par value)	659,080	407,680
Additional Paid in Capital	2,566,250	905,068
Retained Earnings (Deficit)	(4,524,500)	(2,253,975)
TOTAL SHAREHOLDERS' EQUITY	(1,299,171)	(941,227)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 289,253	$ 355,732

(UNAUDITED) See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

BNNANO, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating Income		
Sales, Net	$ 48,283	$ 50,851
Cost of Goods Sold	(8,381)	(5,122)
Gross Profit	39,903	45,729
Operating Expense		
Equity Based Compensation	1,661,179	729,749
Salaries & Wages	349,491	292,384
General & Administrative	54,634	69,113
Depreciation	44,984	71,010
Legal & Professional	43,257	12,938
Research & Development	41,231	5,051
Selling & Marketing	24,389	28,922
Rent	20,676	18,390
	2,239,842	1,227,557
Net Income from Operations	(2,199,939)	(1,181,828)
Other Income (Expense)		
Interest Expense	(5,690)	(1,514)
Tax Expense	(5,593)	(25,185)
Net Income	$ (2,211,223)	$ (1,208,527)
Earnings per Share		
Basic	$ (0.19)	$ (0.11)

BNNANO, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (2,211,223)	$ (1,208,527)
Depreciation	44,984	71,010
Change in Credit Card Debt	(1,212)	22,280
Net Cash Flows From Operating Activities	(2,167,451)	(1,115,236)
Cash Flows From Investing Activities		
Increase in Security Deposit	-	(1,500)
Purchase of Fixed Assets	(5,960)	-
Change in Patents	(11,171)	(12,672)
Net Cash Flows From Investing Activities	(17,131)	(14,172)
Cash Flows From Financing Activities		
Increase is Additional Paid In Capital	1,661,179	729,749
Issuance of Common Stock	251,400	139,000
Issuance of SAFE Notes	195,000	525,000
Change in PPP Loan	61,800	-
Change in Notes Payable	35,881	2,264
Retained Earnings Adjustments	(59,303)	(117,088)
Net Cash Flows From Financing Activities	2,145,957	1,278,925
Cash at Beginning of Period	235,061	85,544
Net Increase (Decrease) In Cash	(38,625)	149,516
Cash at End of Period	$ 196,434	$ 235,061
Supplemental Dislosures		
Interest Paid	$ (5,690)	$ (1,514)

BNNANO, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock Number	Amount	Additional Paid in Capital	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2018	10,839,705	$ 268,680	$ 175,319	$ (928,360)	$ (484,361)
Issuance of Stock	330,957	139,000			139,000
Stock Option Vesting			729,749		729,749
Retained Earnings Adjustment				(117,088)	(117,088)
Net Income				(1,208,527)	(1,208,527)
Balance at December 31, 2019	11,170,662	$ 407,680	$ 905,068	$ (2,253,975)	$ (941,227)
Issuance of Stock	598,576	251,400			251,400
Stock Option Vesting			1,661,179		1,661,179
Retained Earnings Adjustment				(59,303)	(59,303)
Net Income				(2,211,223)	(2,211,223)
Balance at December 31, 2020	11,769,238	$ 659,080	$ 2,566,250	$ (4,524,500)	$ (1,299,171)

Contents

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

BNNano, Inc. ("the Company") is a corporation organized under the laws of North Carolina. The Company is a manufacturing company that produces nanomaterials.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company's main stream revenue is sales of its nano materials.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on double declining basis over management's estimate of each asset's useful life.

Patents

Patents consists of fees paid to secure two patents, which are still pending before the United States Patent and Trademark Office.

Leases

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2021 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2021- $19,484

The lease was accompanied by a $1,500 security lease, which has been included on the balance sheet.

Advertising

The Company records advertising expenses in the year incurred.

Research & Development

The Company recorded research & development costs in the year incurred.

Shipping and Handling

The Company includes shipping and handling costs in general and administrative expense on the income statement. These costs amounted to $1,549 and $1,493 in 2020 and 2019, respectively.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of North Carolina.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE C- DEBT

In 2020, the company issued a promissory note ("the Note") in exchange for $50,000. The Note bears a fee of $6,880. The Company will make weekly payments of $1,094 until paid in full. The fee is reflected as loan fee on the balance sheet as a contra liability account. The Company will amortize this fee on a straight-line basis over the term of the Note.

During the year ended December 31, 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2020, the Company had $1,465,000 of SAFE obligations outstanding, with a valuation cap of $5,000,000. Upon conversion, the SAFEs can convert with a discount rate of 80%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2020.

In 2020, the Company received loan proceeds in the amount of $61,800 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan is forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The Company is currently applying for loan forgiveness.

NOTE D- EQUITY

Under the Company's articles of incorporation, the Company is authorized to issue 100,000,000 common shares and 20,000,000 preferred shares.

The Company currently has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2020, the number of shares issued and outstanding by class was as follows:

Common Stock   11,769,238

In 2019 and 2020, the Company issued 330,957 and 598,579 common shares in exchange for $139,000 and $251,400, respectively.

NOTE E- EQUITY BASED COMPENSATION

In 2018, the Board of Directors adopted the 2018 Stock Options Plan ("the Plan"). The Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 5,256,665 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2020, 5,161,665 options have been issued.

During 2020 and 2019, the Company granted 3,714,636 and 324,048 stock options under the Plan to various advisors and employees, respectively. The granted options had an exercise price of $.42, expire in ten years, and have various vesting schedules.

The total grant date fair value of options granted was $3,491,758 and $304,605 for the years ended December 31, 2020 and 2019, respectively.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2018	1,333,857	$ 0.42	8.69
Granted	324,048	0.42	10.00
Outstanding at December 31, 2019	1,657,905	$ 0.42	8.08
Granted	3,714,636	0.42	10.00
Forfeiture	(210,876)	0.42	10.00
Oustanding at December 31, 2020	5,161,665	$ 0.42	8.80

As of December 31, 2020, 2,730,050 stock options have vested and the remaining 2,431,615 are expected to vest.

Stock option expense for the years ended December 31, 2020 and 2019 was $1,623,991 and $677,637, respectively. The Company will recognize the remaining value of the options through 2022 as follows:

2021	$	2,258,787
2020		26,931
Total	$	2,285,718

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

The Company valued each share option at $.94 per share. The valuation is a weighted average of various methods including, but not limited to, qualitative, discounted cash flow, and checklist.

NOTE F—NONCASH INVESTING AND FINANCING TRANSACTIONS

Noncash investing and financing transactions consist of the vesting of stock options. The Company recognized equity-based compensation in the amounts of $1,623,991 and $677,637 in 2020 and 2019, respectively. These items are reflected in the statements of cash flow as an increase in additional paid in capital in both years.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 2, 2021, the date that the financial statements were available to be issued.